UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.20 per share
(Title of Class of Securities)

G2007L121
(CUSIP Number)

Andrew Genser
General Counsel
600 Washington Boulevard, Floor 11
Stamford, Connecticut 06901
212-672-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L121	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split (as defined herein) and the issuance of the New Shares (as defined herein), as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,099,874 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,099,874 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,099,874 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 5 of 13 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,854 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,854 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,854 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 6 of 13 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 7 of 13 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 8 of 13 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 9 of 13 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 10 to the Schedule 13D (“Amendment No. 10”) amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022, Amendment No. 2 filed with the Commission on February 27, 2023, Amendment No. 3 filed with the Commission on March 21, 2023, Amendment No. 4 filed with the Commission on April 27, 2023, Amendment No. 5 filed with the Commission on May 16, 2023, Amendment No. 6 filed with the Commission on June 16, 2023, Amendment No. 7 filed with the Commission on September 22, 2023, Amendment No. 8 filed with the Commission on November 7, 2023, and Amendment No. 9 filed with the Commission on November 22, 2023 (collectively, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.20 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 6 of this Amendment No. 10 is incorporated by reference herein.

On December 6, 2023, in connection with the Issuer’s consummation of the Transactions contemplated by the Transaction Support Agreement, including the Exchange Offer, VGEM acquired 2,099,874 New Shares and $93,333,000 principal amount of New Notes upon tendering all of its $294,000,000 principal amount of Notes, and VGEII acquired 42,854 New Shares and $1,904,000 principal amount of New Notes upon tendering all of its $6,000,000 principal amount of Notes.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 6 of this Amendment No. 10 is incorporated by reference herein.

The Reporting Persons acquired the Ordinary Shares for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business in connection with the consummation of the Transactions.  The Reporting Persons have had discussions and may have further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered or may cover a range of issues, including those relating to the business of the Issuer; management; board composition and other governance matters; investor communications; operations; capital allocation; capital structure; issuances of securities; dividend policy; debt obligations; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; strategic transactions; asset sales; overall business strategy; executive compensation; and environmental, social and governance matters related to the Issuer’s business and stakeholders.  As permitted under relevant confidentiality arrangements, the Reporting Persons have had or may have similar conversations with other securityholders of the Issuer or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions).  The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.  The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such proposals or actions, or other proposals or actions, with the Issuer’s management and the board of directors of the Issuer, other securityholders of the Issuer, and other interested parties, such as those set out above.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Ordinary Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions, contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

Schedule 13D
CUSIP No.: G2007L121	Page 10 of 13 Pages
Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, each of VGI, VGP, Mr. Halvorsen, Mr. Ott, and Ms. Shabet may be deemed the beneficial owner of 2,142,728 Ordinary Shares, which represents approximately 43.8% of the outstanding Ordinary Shares.  This amount consists of (i) 2,099,874 Ordinary Shares held directly by VGEM, representing approximately 42.9% of the outstanding Ordinary Shares and (ii) 42,854 Ordinary Shares held directly by VGEII, representing approximately 0.9% of the outstanding Ordinary Shares.  Each of VGI, VGP, Mr. Halvorsen, Mr. Ott, and Ms. Shabet does not directly own any Ordinary Shares.

The foregoing beneficial ownership amounts have been adjusted to account for the 1-for-100 reverse stock split of the Ordinary Shares effective December 5, 2023, (the “December 2023 Reverse Stock Split”), as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on December 5, 2023.

The foregoing beneficial ownership percentages are based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

(c) The response to Item 3 of this Amendment No. 10 is incorporated by reference herein.  Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Exchange Offer

The Exchange Offer expired on December 4, 2023, at which time all $630 million aggregate principal amount of outstanding Notes were validly tendered and accepted.  The settlement of the Exchange Offer occurred on December 6, 2023 (the “Closing Date”), and the Notes were discharged on the Closing Date.

In connection with the Transactions, the Issuer’s board of directors was reduced to five members, comprised of one existing legacy director and four new directors chosen by the Consenting Noteholders (the “New Board”).

Also effective December 6, 2023, upon consummation of the Transactions contemplated by the Transaction Support Agreement, the Transaction Support Agreement was automatically terminated, and any “group” (as such term is defined in Section 13(d) of the Act and Rule 13d-5 thereunder) that may have been formed among the Consenting Noteholders or other parties to the Transaction Support Agreement for purposes of completing the Transactions pursuant to the Transaction Support Agreement was immediately dissolved.  The Reporting Persons have not agreed to act together with any other persons for the purposes of acquiring, disposing, holding or voting any Ordinary Shares or other securities of the Issuer, and expressly disclaim beneficial ownership of any Ordinary Shares or other securities of the Issuer held by any other persons.

Schedule 13D
CUSIP No.: G2007L121	Page 11 of 13 Pages
New Notes

In connection with the Transactions, the Issuer issued $200 million aggregate principal amount of New Notes, pursuant to the indenture dated December 6, 2023 regarding the New Notes (the “New Notes Indenture”).  Interest will accrue from the date of issuance of the New Notes at a rate of 6.00% per annum, with a minimum of 4.00% per annum payable in cash and, at the option of the Issuer, up to 2.00% per annum payable in kind.  The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The foregoing description of the New Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the New Notes Indenture, a copy of which is filed as Exhibit 13 to this Schedule 13D and is incorporated by reference herein.

New Investor Rights Agreement

In connection with the consummation of the Transactions and the issuance of the New Notes and New Warrants, on the Closing Date, the Issuer and the Consenting Noteholders (including VGEM and VGEII) entered into a new investor rights agreement (the “New Investor Rights Agreement”).  Among other things, the New Investor Rights Agreement provides certain board nomination rights with respect to the members of the New Board.  Pursuant to the terms of the New Investor Rights Agreement, the Reporting Persons (through VGEM and VGEII) have the right to nominate up to four members of the New Board, with such right declining as the Reporting Persons’ equity ownership decreases.  As long as the Reporting Persons have the right to board representation, the Reporting Persons will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee.

In connection with the consummation of the Transactions, and pursuant to the terms of the Transaction Support Agreement, the New Board consisted of five members, three of whom were chosen by the Reporting Persons pursuant to their rights under the New Investor Rights Agreement.  The Reporting Persons have the right to designate one additional director for appointment to the New Board at a later time.

In addition, the Reporting Persons have exercised their right to appoint an observer to the New Board to attend all meetings of the New Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the New Board, subject to certain customary confidentiality obligations.

The foregoing description of the New Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Investor Rights Agreement, a copy of which is filed as Exhibit 14 to this Schedule 13D and is incorporated by reference herein.

New Registration Rights Agreement

In connection with the consummation of the Transactions and the issuance of the New Notes and New Warrants, on the Closing Date, the Issuer, the Consenting Noteholders (including VGEM and VGEII) and certain of the Issuer’s existing equityholders entered into a new registration rights agreement (the “New Registration Rights Agreement”), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes.  The New Registration Rights Agreement also provides for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and provides that the Issuer’s existing resale shelf registration statement will remain outstanding for a specified period of time.

The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Registration Rights Agreement, a copy of which is filed as Exhibit 15 to this Schedule 13D and is incorporated by reference herein.

Schedule 13D
CUSIP No.: G2007L121	Page 12 of 13 Pages
Termination of Agreements

In connection with the tendering of all Notes held by VGEM and VGEII in the Exchange Offer, on December 6, 2023, each of the following agreements terminated pursuant to its terms: (i) the Registration Rights Agreement dated February 16, 2022, related to the Ordinary Shares underlying the Notes and filed as Exhibit 3 to the Schedule 13D filed by the Reporting Persons on September 19, 2022; (ii) the Board Observer and Confidentiality Agreement, dated February 16, 2022 and filed as Exhibit 4 to the Schedule 13D filed by the Reporting Persons on September 19, 2022; and (iii) the Side Letter dated February 9, 2022, restricting the Reporting Persons’ short sales with respect to the Ordinary Shares and filed as Exhibit 5 to the Schedule 13D filed by the Reporting Persons on September 19, 2022.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 10, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 13 – New Notes Indenture, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 14 – New Investor Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.8 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 15 – New Registration Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.9 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Schedule 13D
CUSIP No.: G2007L121	Page 13 of 13 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

December 8, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).